SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE ROBERT MONDAVI CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

609200100
(CUSIP Number)

Michael K. Beyer, Esq. The Robert Mondavi Corporation 7801 St. Helena Hwy. P.O. Box 106 Oakville, California 94562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 609200100	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert G. Mondavi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,119,623[1]
	8	SHARED VOTING POWER 5,172,745[2]
	9	SOLE DISPOSITIVE POWER 1,119,623[1]
	10	SHARED DISPOSITIVE POWER 5,172,745[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,745[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 45,099 shares of Class A Common Stock and 1,074,524 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,074,524 shares of Class B Common Stock.

2 Includes 4,053,122 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 609200100	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Michael Mondavi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,043[1]
	8	SHARED VOTING POWER 5,172,745[2]
	9	SOLE DISPOSITIVE POWER 856,043[1]
	10	SHARED DISPOSITIVE POWER 5,172,745[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,745[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%[3]
14	TYPE OF REPORTING PERSON IN

1 Includes (a) 77,300 shares of Class A Common Stock, (b) 450,742 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 450,742 shares of Class B Common Stock and (c) 324,551 shares of Class A Common Stock issuable pursuant to options and 3,450 shares of Class A Common Stock issuable pursuant to restricted stock units, each of which may be exercised within the next 60 days. Excludes (i) 61,186 shares of Class B Common Stock held by irrevocable trusts for the benefit of Michael Mondavi’s children, and (ii) 364,742 shares of Class B Common Stock held by irrevocable trusts controlled by Michael Mondavi's wife, Isabel Mondavi, and Michael Mondavi disclaims beneficial ownership of all such shares.

2 Includes 3,638,657 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D and 678,045 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 678,045 shares of Class B Common Stock held in a trust of which the holder and his wife are co-trustees.

3 Assumes issuance of (a) 324,551 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Mondavi within the next 60 days and (b) 3,450 shares of Class A Common Stock pursuant to restricted stock units exercisable within the next 60 days.

CUSIP No. 609200100	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy J. Mondavi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 895,350[1]
	8	SHARED VOTING POWER 5,172,745[2]
	9	SOLE DISPOSITIVE POWER 895,350[1]
	10	SHARED DISPOSITIVE POWER 5,172,745[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,745[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%[3]
14	TYPE OF REPORTING PERSON IN

1 Includes (a) 715,983 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 715,983 shares of Class B Common Stock and (b) 178,332 shares of Class A Common Stock issuable pursuant to options and 1,035 shares of Class A Common Stock issuable pursuant to restricted stock units, each of which may be exercised within the next 60 days. Excludes 338,058 shares of Class B Common Stock held by irrevocable trusts for the benefit of Timothy Mondavi’s children and of which Timothy Mondavi disclaims beneficial ownership.

2 Includes 4,277,395 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

3 Assumes issuance of (a) 178,332 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Mondavi within the next 60 days and (b) 1,035 shares of Class A Common Stock pursuant to restricted stock units exercisable within the next 60 days.

CUSIP No. 609200100	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marcia Mondavi Borger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,623,684[1]
	8	SHARED VOTING POWER 5,172,745[2]
	9	SOLE DISPOSITIVE POWER 1,623,684[1]
	10	SHARED DISPOSITIVE POWER 5,172,745[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,745[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[3]
14	TYPE OF REPORTING PERSON IN

1 Includes (a) 1,605,517 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,605,517 shares of Class B Common Stock and (b) 18,167 shares of Class A Common Stock issuable pursuant to options which may be exercised within the next 60 days. Excludes 180,314 shares of Class B Common Stock held by irrevocable trusts for the benefit of Marcia Mondavi Borger’s children and of which Marcia Mondavi Borger disclaims beneficial ownership.

2 Includes 3,549,061 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

3 Assumes issuance of 18,167 shares of Class A Common Stock pursuant to options currently held and exercisable by Marcia Mondavi Borger within the next 60 days.

       This Schedule 13D is being filed on behalf of Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger (together, the “Reporting Persons”) with respect to the (a) shares of Class A Common Stock of Issuer (the “Class A Stock” or the “Shares”); (b) shares of Class B Common Stock of Issuer (the “Class B Stock”), which are not publicly traded but which are convertible at any time, at the option of the holder, into shares of Class A Stock; (c) options to purchase shares of Class A Stock (the “Options”) and (d) restricted stock units, which may be converted into shares of Class A Stock. The Reporting Persons are jointly filing this Schedule 13D because they are deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), solely by reason of having executed the Voting Agreement described below. All information in this Schedule 13D concerning any Reporting Person is being supplied solely by such Reporting Person, and only such Reporting Person shall be deemed responsible for the accuracy of such information. Statements made herein concerning the Reporting Persons are made severally by the Reporting Persons and not jointly, and no Reporting Person shall be responsible for the accuracy of information contained herein which has been supplied by or relates to another Reporting Person. The agreement among the Reporting Persons to vote as a group on certain issues related to the Issuer’s proposed recapitalization and reincorporation in Delaware (the “Voting Agreement”) is attached hereto as Exhibit 2.

    Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Class A Stock of The Robert Mondavi Corporation, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 841 Latour Court, Napa, California 94558.

    Item 2. Identity and Background.

      (a) This statement is being filed by the Reporting Persons.

      (b) The principal addresses of the Reporting Persons are:

Robert G. Mondavi
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

R. Michael Mondavi
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Timothy J. Mondavi
Robert Mondavi Winery
7801 St. Helena Highway
Oakville, CA 94562

Marcia Mondavi Borger
130 East End Avenue
New York, New York 10028

     (c) Robert G. Mondavi is the retired founder and Chairman Emeritus of the Issuer. R. Michael Mondavi is an employee and director of the Issuer. Timothy J. Mondavi is an employee and director of the Issuer. Marcia Mondavi Borger is an employee and director of the Issuer.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Reporting Persons is a United States citizen.

    Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons purchased with personal funds, prior to the 1993 initial pubic offering of the Class A Common Stock, all shares of Class B Stock that they currently hold. The Reporting Persons have acquired the Shares of Class A Stock that they currently hold pursuant to exercise of Options. All the Options and restricted stock units that the Reporting Persons currently hold were acquired as employees or directors of the Issuer.

    Item 4. Purpose of Transaction.

     As described more fully in Item 6, the Reporting Persons have entered into the Voting Agreement, whereby each of them has agreed to vote his or her shares in favor of the Merger (defined below) and Merger Agreement (defined below).

     Each Reporting Person may, from time to time and subject to the Voting Agreement, increase, reduce or dispose of his or her investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of securities of the Issuer, the availability of funds, borrowing costs, other opportunities available to such Reporting Person and other considerations. In addition, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger will each continue to serve as directors of the Issuer.

     Except as set forth in this Item 4 and as contemplated by the transactions described in Item 6, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

    Item 5. Interest in Securities of the Issuer.

     (a) As a result of the Voting Agreement, the Reporting Persons may be deemed the beneficial owners of 5,172,745 shares, constituting approximately 43.1% of the issued and outstanding shares, of Class A Common Stock of the Issuer, based on the number of shares of the Issuer’s common stock outstanding as of July 31, 2004, together with the number of shares of Class A Stock that may be issued pursuant to options and restricted stock units held by the Reporting Persons.

     Robert G. Mondavi may be deemed the beneficial owner of 1,119,623 shares, constituting approximately 9.5% of the issued and outstanding shares of Class A Stock of the Issuer. This number includes 1,074,524 shares of Class A Stock which Mr. Mondavi has the right to acquire upon conversion of 1,074,524 shares of Class B Stock.

     R. Michael Mondavi may be deemed the beneficial owner of 1,534,088 shares, constituting approximately 12.6% of the issued and outstanding shares of Class A Stock of the Issuer. This number excludes (i) 61,186 shares of Class B Common Stock held by irrevocable trusts for the benefit of Michael Mondavi’s children, and (ii) 364,742 shares of Class B Common Stock held by irrevocable trusts controlled by Michael Mondavi’s wife, Isabel Mondavi, and Michael Mondavi disclaims beneficial ownership of all such shares. The 1,534,088 shares includes (a) 77,300 shares of Class A Common Stock, (b) 1,128,787 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,128,787 shares of Class B Common Stock, 439,742 of which are held by trusts of which Michael Mondavi is the sole trustee, 678,045 of which are held by a trust of which Michael Mondavi and his wife are co-trustees, and 11,000 of which are held by him directly, and (c) 324,551 shares of Class A Common Stock issuable pursuant to options and 3,450 shares of Class A Common Stock issuable pursuant to restricted stock units, each of which may be exercised within the next 60 days.

     Timothy J. Mondavi may be deemed the beneficial owner of 895,350 shares, constituting approximately 7.7% of the issued and outstanding shares of Class A Stock of the Issuer. This number (a) includes (i) 715,983 shares of Class A Stock which Mr. Mondavi has the right to acquire upon conversion of 715,983 shares of Class B Stock and (ii) 178,332 shares of Class A Stock issuable pursuant to options and 1,035 shares of Class A Stock issuable pursuant to restricted stock units, each of which may be exercised within the next 60 days, and (b) excludes 338,058 shares of Class B Stock held by irrevocable trusts for the benefit of Mr. Mondavi’s children and of which Mr. Mondavi disclaims beneficial ownership.

     Marcia Mondavi Borger may be deemed the beneficial owner of 1,623,684 shares, constituting approximately 13.2% of the issued and outstanding shares of Class A Stock of the Issuer. This number (a) includes (i) 1,605,517 shares of Class A Stock which Ms. Borger has the right to acquire upon conversion of 1,605,517 shares of Class B Stock and (ii) 18,167 shares of Class A Stock issuable pursuant to options which may be exercised within the next 60 days and (b) excludes 180,314 shares of Class B Stock held by irrevocable trusts for the benefit of Ms. Borger’s children and of which Ms. Borger disclaims beneficial ownership.

     (b) As a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 5,172,745 shares. Robert G. Mondavi may be deemed to have sole voting and dispositive power with respect to 1,119,623 shares and shared voting and dispositive power with respect to the remaining 4,053,122 shares held by the other Reporting Persons. R. Michael Mondavi may be deemed to have sole voting and dispositive power with respect to 856,043 shares and shared voting and dispositive power with respect to (i) 678,045 shares held by a trust of which Michael Mondavi and his wife Isabel Mondavi are co-trustees, and (ii) the remaining 3,638,657 shares held by the other Reporting Persons. Timothy J. Mondavi may be deemed to have sole voting and dispositive power with respect to 895,350 shares and shared voting and dispositive power with respect to the remaining 4,277,395 shares held by the other Reporting Persons. Marcia Mondavi Borger may be deemed to have sole voting and dispositive power with respect to 1,623,684 shares and shared voting and dispositive power with respect to the remaining 3,549,061 shares held by the other Reporting Persons. Isabel Mondavi has the same principal address listed for her husband R. Michael Mondavi in Item 2, is principally employed as a homemaker and is a United States citizen. During the last five years, she has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     (c) Other than (i) the sale in an open market transaction by R. Michael Mondavi of 700 shares of Class A Stock on June 30, 2004 at a price per share of $37.0014, pursuant to a 10b5-1 Plan, which plan was terminated on June 30, 2004, (ii) a gift by Marcia Mondavi Borger on August 11, 2004 of 20,000 shares of Class B Stock to irrevocable trusts for the benefit of Ms. Borger’s children and (iii) the transfer without consideration by Robert G. Mondavi on August 27, 2004 of 50,000 shares to each of R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger pursuant to the termination of a trust agreement between Robert G. Mondavi and R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

     (d) Of the shares of Class B Stock beneficially owned by R. Michael Mondavi through a trust, approximately 675,000 are pledged as collateral to secure borrowings under a revolving line of credit pursuant to a Loan Agreement dated as of May 1, 2003 by and between UBS Credit Corp. and such trust (as supplemented as of September 23, 2003 and November 25, 2003, the “Michael Mondavi Loan Agreement”). The Michael Mondavi Loan Agreement provides that, upon customary events of default, UBS may, among other remedies, liquidate, withdraw or sell the pledged shares.

     Of the shares of Class B Stock beneficially owned by Timothy J. Mondavi through a trust, approximately 450,000 are pledged as collateral to secure borrowings under a revolving line of credit pursuant to a Loan Agreement dated as of June 12, 2003 between Citigroup Global Markets Inc. and such trust (the “Timothy Mondavi Loan Agreement”). The Timothy Mondavi Loan Agreement provides that, upon customary events of default, Citigroup may, among other remedies, sell or exchange the pledged shares.

      (e) Not applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to an Agreement and Plan of Merger dated as of August 20, 2004 (the “Merger Agreement”) between The Robert Mondavi Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Mondavi

Delaware”) and the Issuer, and subject to the conditions therein (including approval by a majority of the holders the shares of Class A Stock (excluding the shares of Class A Stock held by the Reporting Persons) and at least of the shares of the Class B Stock of the Issuer) the Issuer will merge with and into Mondavi Delaware (the “Merger”). Pursuant to the Merger each share of Issuer’s Class A Stock will be converted into one share of stock of Mondavi Delaware and each share of Issuer’s Class B Stock will be converted into 1.165 shares of stock of Mondavi Delaware (the “Recapitalization”). Following the Merger, the Issuer will cease to exist as a corporation and all the business, assets, liabilities and obligations of the Issuer will be merged into Mondavi Delaware with Mondavi Delaware continuing as the surviving corporation (the “Surviving Corporation”).

     The Reporting Persons collectively hold more than 60% of the outstanding shares of Class B Stock, and have executed a written consent (the “Consent”) in favor of the Merger and the Merger Agreement; as a result, the requirement in the Merger Agreement that at least 60% of the outstanding Class B Stock vote in favor of the Agreement has been satisfied. In addition, the Reporting Persons have entered into the Voting Agreement with Issuer whereby each of the Reporting Persons has agreed to vote all of the shares of Issuer beneficially owned by him or her, other than certain shares held by trusts for which the Reporting Persons disclaim beneficial ownership and which shares are excluded from the Voting Agreement, in favor of approval and adoption of the Merger and Merger Agreement. The Voting Agreement also grants to the Issuer in certain circumstances an irrevocable proxy and power of attorney to vote the above-described shares in favor of the Merger and the Merger Agreement. Section 4.01 of the Voting Agreement also provides for certain restrictions on transfer or conversion into Class Stock of the Class B Stock owned by the Reporting Persons.

     The holders of the outstanding shares of Class B Stock and the Issuer are also parties to a Stock Buy-Sell Agreement dated as of March 1, 1982 and amended as of March 8, 1993 and December 30, 1998 (as amended, the “Buy-Sell Agreement”), between all holders of the outstanding shares of Class B Stock and the Company. The Buy-Sell Agreement provides (a) certain rights of first refusal with respect to shares of the Class B Stock and (b) the right convert each share of Class B Stock at the option of the holder into one share of Class A Stock.

     References to and descriptions of the Consent as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Consent included as Exhibit 1.

     References to and descriptions of the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Voting Agreement included as Exhibit 2.

     References to and descriptions of the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 3.

     References to and descriptions of the Buy-Sell Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Buy-Sell Agreement included as Exhibit 4.

     References to and descriptions of the Michael Mondavi Loan Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Michael Mondavi Loan Agreement included as Exhibit 5.

     References to and descriptions of the Timothy Mondavi Loan Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Timothy Mondavi Loan Agreement included as Exhibit 6.

     Except for (a) the Recapitalization, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the Consent and the Voting Agreement, (b) the Buy-Sell Agreement, (c) the Michael Mondavi Loan Agreement and (d) the trust and margin loan arrangements described in Item 5 above, there are no contracts, arrangements, understanding or relationships among any of the Reporting Persons or between such persons and persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division profits or loss, or the giving or withholding of proxies.

    Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Action by Written Consent of the Shareholders effective August 10, 2004.

     Exhibit 2: Voting Agreement dated as of August 20, 2004 between the Issuer and the Reporting Persons.

     Exhibit 3: Agreement and Plan of Merger dated as of August 20, 2004 between Mondavi Delaware Corporation and the Issuer.

     Exhibit 4: Stock Buy-Sell Agreement dated as of March 1, 1982 and amended as of March 8, 1993 and December 30, 1998.

     Exhibit 5: Loan Agreement dated as of May 1, 2003 (as supplemented as of September 23, 2003 and November 25, 2003) by and between UBS Credit Corp. and Robert Michael Mondavi and Isabel A. Mondavi, as Trustee of The Mondavi Living Trust.

     Exhibit 6: Loan Agreement dated as of June 12, 2003 between Citigroup Global Markets Inc. and Timothy John Mondavi as Trustee of the Timothy John Mondavi Living Trust.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2004

Date

/s/ Robert G. Mondavi

Signature

Robert G. Mondavi

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2004

Date

/s/ R. Michael Mondavi

Signature

R. Michael Mondavi

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2004

Date

/s/ Timothy J. Mondavi

Signature

Timothy J. Mondavi

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2004

Date

/s/ Marcia Mondavi Borger

Signature

Marcia Mondavi Borger

(Name/Title)